December 9, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	eResearchTechnology, Inc.

Form 10-K for Fiscal Year ended December 31, 2010

Filed March 3, 2011

Responses dated August 22, 2011 and October 18, 2011

File No. 000-29100

Ladies and Gentlemen:

Set forth below are the comments contained in your November 30, 2011 letter with respect to the above-captioned filing and subsequent response letters, together with our responses to the comments.

Schedule 14A filed March 9, 2011

Elements of Our Compensation Program, page 14

1.	We reissue comment two of our letter dated August 11, 2011. We note your disclosure in the last paragraph of page 15 that the executive’s annual performance-based incentive bonus is tied to, among other things, individual performance objectives, generally including up to four specific objectives based on the officer’s area of responsibility. We also note the disclosure under Compensation of Our Named Executive Officers, starting on page 20. Please confirm that in future filings you will provide additional qualitative disclosure on these objectives and how individual performance contributed to actual compensation for the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K. Please provide us with proposed draft disclosure.

We confirm that in future filings we will provide additional qualitative disclosure regarding the use of individual performance objectives in our annual cash bonus plan if we use such objectives in the future and, as noted in our letter dated August 22, 2011, we will relocate any disclosure regarding individual performance objectives so that it is included under the caption “Compensation Discussion and Analysis – Elements of Our Compensation Program.”

However, we note that for 2012, we do not anticipate including individual performance objectives under our bonus plan, nor do we currently anticipate doing so in the future.

As requested by the Staff, set forth below is a draft of the expanded disclosure relating to Thomas P. Devine based on 2010 compensation that illustrates the additional disclosure we would propose to include, if applicable.

For 2010, the individual performance objectives for Thomas P. Devine, our Executive Vice President and Chief Information Officer, were to lead the technical integration in merger and acquisition activities, complete the requirements and design phase of an ePRO capability integrated with EXPERT 2, launch an enterprise portal and coordinate requirements relating to ECG algorithms and highly automated work flows. In February 2011, our compensation committee met with our president and chief executive officer who provided an assessment of Mr. Devine’s performance. Based on this discussion, the compensation committee concluded that Mr. Devine had performed each of his individual objectives, including the integration of RS’ technology into ERT’s legacy offerings as an appropriate integration related to merger and acquisition activities. As a result, the compensation committee determined that Mr. Devine would receive the full $41,250 bonus opportunity attributable to his individual performance objectives.

Grants of Based Awards, page 20

2.	We reissue comment three of our letter dated August 11, 2011. It appears that the cash incentive compensation plan should be included in the grants of plan based awards table. Please confirm that you will provide such disclosure in future filings. Please provide us with proposed draft disclosure. To the extent that there are no future payments, the company can revise the heading to state “Estimated possible payouts under non-equity incentive plan awards.” For guidance refer to the Compliance and Disclosure Interpretations Question 120.02.

We confirm that we will include awards under our annual bonus plan in the “Grants of Plan Based Awards” table to the extent that our bonus plan continues to be structured such that it constitutes a non-equity incentive plan. Set forth below is a draft of how the “Grant of Plan Based Awards” table that was included in our 2011 proxy statement would have appeared with such additional disclosure. Please note that, during 2010, there were two separate grants made under our bonus plans: a February 23, 2010 grant with respect to the 2010 bonus plan and a December 7, 2010 grant with respect to the 2011 bonus plan. The draft disclosure below references only the December 2010 grant as it is intended for illustration purposes only. We will, of course, include all grants made under such plans during our most recent completed fiscal year at the time we make any filing that requires such disclosure. In addition, as noted above, for 2012 we do not anticipate including individual performance objectives, nor do we currently anticipate doing so in the future. Accordingly, in future filings, the minimum payment will likely be calculated based on the minimum achievement of an objective performance goal, which we historically have required be at least 50% achieved before any payment is earned.

	September 30,	September 30,	September 30,	September 30,		September 30,		September 30,	September 30,	September 30,	September 30,
Name	Grant Date	Action Date(1)	Estimated Future Payments Under Non- Equity Incentive Plan Awards(2)					All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Under- lying Options (#)(3)	Exer- cise or Base Price of Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Thresh- old ($)	Target ($)		Maximum ($)
Joel Morganroth, MD	2/26/2010	2/23/2010							43,253	$6.05	$125,213
	2/26/2010	2/23/2010						20,661		—	$124,999
	12/7/2010		$(4)	$371,250		$501,188
Michael J. McKelvey, Ph.D	2/26/2010	2/23/2010							115,830	$6.05	$335,316
	2/26/2010	2/23/2010						55,331		—	$334,753
	12/7/2010		$(4)(5)	$386,250	(4)	$521,438	(4)
Keith D. Schneck	2/26/2010	2/23/2010							38,759	$6.05	$112,203
	2/26/2010	2/23/2010						18,514		—	$112,010
	12/7/2010		$(4)	$160,000		$216,000
Jeffrey S. Litwin, MD	2/26/2010	2/23/2010							36,456	$6.05	$105,536
	2/26/2010	2/23/2010						17,414		—	$105,355
	12/7/2010		$(4)	$182,500		$245,700
Amy Furlong	2/26/2010	2/23/2010							30,104	$6.05	$87,148
	2/26/2010	2/23/2010						14,380		—	$86,999
	12/7/2010		$(4)	$170,000		$229,500
Thomas P. Devine	2/26/2010	2/23/2010							28,547	$6.05	$82,641
	2/26/2010	2/23/2010						13,636		—	$82,498
	12/7/2010		$(4)	$137,500		$185,625

(1)	The action date represents the date that the compensation committee approved the option grants. The grant date was one business day after our release of our 2009 results of operations. See “-Compensation Discussion and Analysis — Components of Our Compensation Program — Long-Term Incentives in Form of Stock Options.”

(2)	Awards granted under 2011 cash incentive compensation program.

(3)	All stock and option awards were made under the terms of our Amended and Restated 2003 Equity Incentive Plan. All options become exercisable and all restricted stock vests over four years, in equal annual increments beginning one year after the date of grant. The vesting of all options and restricted stock is contingent upon the officer’s continued employment with us, subject to acceleration under certain circumstances in accordance with the terms of the named executive officer’s employment agreement or as determined by our compensation committee as authorized under the plan. The options expire seven years following the date of the grant or 90 days from the date the executive terminates employment.

(4)	Though the theoretical minimum payment under our 2011 nonequity incentive plan is $1.00, we would not anticipate making any payments under the plan if we do not achieve at least 50% of our objective performance goals unless the named executive officer achieves substantially more than nominal performance of his or her individual performance objectives.

(5)	Dr. McKelvey resigned effective December 21, 2010 and is not eligible to receive any payment with respect to this award.

In addition, the Company acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If further information or clarification with respect to this letter is desired, please contact the undersigned at (215) 282-5566.

Sincerely,

/s/ Keith D. Schneck

Keith D. Schneck

Executive Vice President and

Chief Financial Officer

cc:         Thomas G. Spencer, Esq., Duane Morris LLP

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